Calculation of Filing Fee Table

SEI STRUCTURED CREDIT FUND, LP

TABLE 1—TRANSACTION VALUATION

	Transaction Value	Fee Rate	Amount of Filing Fee

Fee to be Paid	$100,000,000	$92.70	$9,270.00
Fees Previously Paid	$100,000,000		$0
Total Transaction Value	$100,000,000		$0
Fees Due for Filing			$9,270.00
Total Fees Previously Paid			$0
Total Fee Offset			$0
Net Fee Due			$9,270.00